Exhibit 3.1

AMENDMENTS

TO THE

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

CATCHA INVESTMENT CORP

CATCHA INVESTMENT CORP

(the “Company”)

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF THE COMPANY

RESOLVED, as a special resolution THAT, the Amended and Restated Memorandum and Articles of Association (the “Articles”) of the Company be amended by:

(a) amending Article 49.7 by deleting the following introduction of such sub-section:

“In the event that the Company does not consummate a Business Combination by 24 months from the consummation of the IPO, or such later time as the Members may approve in accordance with the Articles, the Company shall:”

and replacing it with the following:

“In the event that the Company does not consummate a Business Combination by February 17, 2024, or such earlier date as determined by the Company’s board of directors or such later time as the Members may approve in accordance with the Articles, the Company shall:”; and

(b) amending Article 49.8(a) by deleting the words:

“within 24 months from the consummation of the IPO”

and replacing them with the words:

“by February 17, 2024, or such earlier date as determined by the Company’s board of directors or such later time as the Members may approve in accordance with the Articles”

(the “Extension Amendment”), provided that this Extension Amendment shall not be approved or effective (i) if, as a consequence of redemptions submitted to the Company pursuant to Article 49.8 of the Articles, the Company’s net tangible assets would be less than $5,000,001 following such redemptions; (ii) if the number of redemptions of the Company’s public shares in connection with the Extension Amendment submitted to the Company pursuant to Article 49.8 of the Articles would exceed 28,000,000 public shares; or (iii) if the Trust Amendment Proposal (as defined in the Proxy Statement enclosing the Notice of Extraordinary General Meeting materials as tabled at the Extraordinary General Meeting) is not approved.